Exhibit 99.1

JOINT FILING AGREEMENT

This Joint Filing Agreement hereby confirms the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Ordinary Shares, par value $0.0001 per share, of NIP Group Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of September 12, 2025.

Prosperity Oak Holdings Limited

By:	/s/ CHIU Chang-Wei
Name:	CHIU Chang-Wei
Title:	Director

/s/ CHIU Chang-Wei
CHIU Chang-Wei